Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,
(in millions)	2012	2011	2010	2009	2008
		As Restated	As Restated	As Restated	As Restated
Pretax Income from Continuing Operations	$487	$425	$345	$342	$406
Fixed Charges (per below)	105	109	133	94	102
Interest Capitalized	(1)	(3)	(2)	—	(1)

Earnings	$591	$531	$476	$436	$507

Interest and Other Financial Charges	88	$93	$118	$82	$90
Interest Portion of Rental Expense	17	16	15	12	12

Fixed Charges	$105	$109	$133	$94	$102

Ratio of Earnings to Fixed Charges	5.6	4.9	3.6	4.6	5.0